UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c)
           AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 2)*

netGuru, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

64111K107
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2001
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  263,816

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  263,816

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  263,816

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [X]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.6%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  228,569

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  228,569

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  228,569

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [__]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.3%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  228,569

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  228,569

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  228,569

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [__]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.3%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(d) with respect to the shares of common stock, $.01 par value (the "Common Stock") of netGuru, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of March 2, 2001 and amends and supplements the Schedule 13G dated June 30, 2000, as previously amended. Except as set forth herein, such Schedule 13G is unmodified.

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

     Elliott Associates, L.P. ("Elliott") beneficially owns a total of 263,816 shares of Common Stock.

     Elliott International, L.P. ("EILP") and Elliott International Capital Advisors Inc. ("International Advisors") together beneficially own a total of 228,569 shares of Common Stock.

     Elliott, EILP and International Advisors together beneficially own an aggregate of 492,385 shares of Common Stock.

     (b) Percent of class:

     Elliott's   beneficial   ownership  of  263,816   shares  of  Common  Stock
constitutes 1.6% of all of the outstanding shares of Common Stock.

     EILP's and International Advisors' aggregate beneficial ownership of 228,569 shares of Common Stock constitutes 1.3% of all of the outstanding shares of Common Stock.

     Elliott's,   EILP's  and  International   Advisors'  aggregate   beneficial
ownership of 492,385 shares of Common Stock constitutes 2.9% of all the outstanding shares of Common Stock.

     (c) Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote Elliott has sole power to vote or direct the vote of 263,816 shares of Common Stock.

     (ii) Shared power to vote or to direct the vote EILP and International Advisors together have shared power to vote or direct the vote of 228,569 shares of Common Stock.

     (iii) Sole power to dispose or to direct the disposition of Elliott has sole power to dispose or direct the disposition of 263,816 shares of Common Stock.

     (iv) Shared power to dispose or to direct the disposition of EILP and International Advisors together have shared power to dispose or direct the disposition of 228,569 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting persons have each ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  March 6, 2001

                       ELLIOTT ASSOCIATES, L.P.
                       By: Elliott Capital Advisors, L.P.,
                               as General Partner

                               By: Braxton Associates, Inc., as General Partner


                                  By:/s/ Elliot Greenberg
                                     ------------------------------------------
                                         Elliot Greenberg
                                         Vice President

                        ELLIOTT INTERNATIONAL, L.P.
                        By: Elliott International Capital Advisors Inc.,
                                as Investment Manager

                                   By:/s/ Elliot Greenberg
                                      -----------------------------------------
                                          Elliot Greenberg
                                          Vice President

                           ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


                           By:/s/ Elliot Greenberg
                              -------------------------------------------------
                                          Elliot Greenberg
                                          Vice President